Exhibit 99.1

COSCIENS Biopharma Inc. Announces Details of Share Capital Amendment

TORONTO, ONTARIO, JUNE 22, 2026 – COSCIENS Biopharma Inc. (TSX: CSCI) (OTCQB: CSCIF) (“COSCIENS” or the “Company”) announced the next steps in connection with changes to the Company’s share capital (the “Share Capital Amendment”).

The Share Capital Amendment was approved at the Company’s annual general and special meeting of shareholders held on June 17, 2026. The Share Capital Amendment consists of (i) a consolidation (the “Consolidation”) of the Company’s common shares (“Common Shares”) on the basis of one post-Consolidation Common Share for every 150 pre-Consolidation Common Shares; and (ii) an immediate subsequent split (the “Split”) of the Common Shares on the basis of 50 Common Shares for every one post-Consolidation Common Share.

The Share Capital Amendment is expected to become effective on July 3, 2026 (the “Effective Date”) for Common Shares held by shareholders as of such time, and the Common Shares are expected to begin trading on the Toronto Stock Exchange on a post-Share Capital Amendment basis within two business days of the Effective Date under the same trading symbol.

As described in the management information circular dated May 18, 2026 (the “Circular”), shareholders with positions representing fewer than 150 Common Shares as of the Effective Date will be entitled to cash consideration equal to the number of pre-Consolidation Common Shares multiplied by US$1.60 (the “Cash Consideration”). Shareholders with positions representing 150 or more Common Shares as of the Effective Date will not receive the Cash Consideration and will instead participate in the Split. As a result of the Split, such shareholders will have their pre-Consolidation holdings reduced by a factor of three (subject to rounding).

Registered shareholders must review and follow the instructions set out in the letter of transmittal in order to receive their entitlements following the Share Capital Amendment, being (i) in the case of holders of 150 or more Common Shares as of the Effective Date, a replacement DRS advice evidencing the new number of Common Shares held by such shareholder as a result of the Share Capital Amendment, and (ii) in the case of holders of less than 150 Common Shares as of the Effective Date, their Cash Consideration. The letters of transmittal were mailed to registered shareholders on or about May 26, 2026, and a copy is also available on the Company’s SEDAR+ profile at http://www.sedarplus.ca. Registered shareholders may also contact the Company’s depositary and exchange agent, Computershare Investor Services Inc., to request a copy of the letter of transmittal at 1-800-564-6253 or corporateactions@computershare.com.

Non-registered shareholders who hold their Common Shares through an intermediary such as a bank, trust company, securities dealer or broker should contact their intermediary for more information.

As further described in the Circular, following the Effective Date, the Company plans to file a Form 15 with the U.S. Securities and Exchange Commission which is anticipated to allow the Company to suspend its reporting obligations under the U.S. Securities and Exchange Act of 1934, as amended.

About COSCIENS Biopharma Inc.

COSCIENS is a holding company, operating through its subsidiaries. COSCIENS’s principal operating subsidiary, Ceapro Inc. (“Ceapro”), is focused on the development and commercialization of natural, plant-based active ingredients derived from oats and other renewable plant resources, using proprietary manufacturing and extraction technologies. Ceapro’s primary active ingredient business activities relate to the development and commercialization of natural products for personal care, cosmetic, human and animal health industries using proprietary technology, natural, renewable resources and developing innovative products, technologies and delivery systems.

The Common Shares are listed on the TSX under the symbol “CSCI” and are listed and posted for trading on the OTCQB® Venture Market under the symbol “CSCIF”. For more information, please visit COSCIENS’ website at www.cosciensbio.com.

Forward-Looking Statements

Certain statements in this news release, referred to herein as “forward-looking statements”, constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and “forward- looking information” under the provisions of Canadian securities laws. All statements, other than statements of historical fact, that address circumstances, events, activities, or developments that could or may or will occur are forward-looking statements. When used in this news release, words such as “anticipate”, “assume”, “believe”, “could”, “expect”, “forecast”, “future”, “goal”, “guidance”, “intend”, “likely”, “may”, “would” or the negative or comparable terminology as well as terms usually used in the future and the conditional are generally intended to identify forward-looking statements, although not all forward-looking statements include such words. Forward-looking statements in this news release include, but are not limited to, statements relating to the Effective Date, the day on which the Common Shares will begin trading on the Toronto Stock Exchange on a post-Share Capital Amendment basis, the filing of a Form 15 with the Securities Exchange Commission and the suspension of the Company’s reporting obligations in the U.S. in connection therewith.

These statements are based on current expectations and assumptions, including factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from those expressed or implied by such forward-looking statements, including but not limited to the factors described in “Risks Relating to Us and Our Business” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. We disclaim any obligation to update any such risks or uncertainties or to publicly announce any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, unless required to do so by a governmental authority or applicable law.

Issuer Contact:

Peter H. Puccetti

President, CEO and Chairman of the Board

pp@cosciensbio.com

Giuliano La Fratta

Chief Financial Officer

glafratta@cosciensbio.com

Investor Contact:

IR@cosciensbio.com